UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: September 30, 2021

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward- looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this annual report, including those set forth below.

1

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this annual report. The matters summarized below and elsewhere in this annual report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this annual report, whether as a result of new information, future events or otherwise

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company.

Item 1. Business General

Lighthouse Life Capital, LLC, a Delaware limited liability company, was formed on July 8, 2020, to continue and grow the business of our predecessor, to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. In addition to other sources of revenue described below, our company, through its subsidiaries, receives fees from purchasers and/or a share of purchasers’ profits on the acquired policies (above a certain target return threshold) in exchange for our company’s services.

A life settlement is the sale of a life insurance policy by the Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements. The life settlement asset class and the returns generated by the origination, acquisition, sale and/or maturity of life insurance policies are generally uncorrelated to traditional asset classes (stocks, bonds, real estate and commodities). As such, life settlements have been utilized to diversify portfolios and generate non-correlated yield.

We generate substantially all of our revenues through our wholly owned subsidiaries, Lighthouse Life Solutions, LLC (“Lighthouse Life Solutions”) and Lighthouse Life Direct, LLC (“Lighthouse Life Direct”). We acquired Lighthouse Life Solutions and Lighthouse Life Direct from our sole member, LHL Strategies, Inc. (“LHLS”) on July 8, 2020. The combined operations of Lighthouse Life Solutions and Lighthouse Life Direct are considered our predecessor.

Through Lighthouse Life Solutions, the company originates and acquires life insurance policies from Lawful Policyowners for the benefit of purchasers. We employ a single-brand marketing strategy to market and advertise life settlements (a) to a wide range of financial professionals, such as insurance producers and financial advisors and (b) directly to life insurance policyowners and others.

Our company, through Lighthouse Life Solutions, is an originator of life insurance policies. Lighthouse Life Solutions is currently a licensed buyer of policies, known as a life settlement provider, in 23 states. In states we are not licensed, Lighthouse Life Solutions has relationships with other licensed entities for the origination and purchase of life insurance policies, which expands our ability to originate life insurance policies to additional states. Eight states do not require a license to originate and/or acquire life insurance policies. In total, we currently can engage in the origination and/or acquisition of life insurance policies in 41 states, plus the District of Columbia, in which approximately 94 percent of the US population resides. Lighthouse Life Solutions currently has applications for life settlement provider licenses pending with a number of state insurance departments and we expect to continue to apply for and obtain additional life settlement provider licenses in the future.

Lighthouse Life Solutions receives potential life settlement opportunities from several sources, including:

•	Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;

•	Lighthouse Life Direct, our advertising company, which engages in a full-range of direct-to-consumer marketing and advertising to life insurance policyowners and others; and

•	Intermediaries, including licensed life settlement brokers and life settlement providers.

2

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 4, 2020, which offering statement was qualified by the SEC on December 30, 2020. Pursuant to the Offering Statement, we are offering a maximum of $50 million in the aggregate of 8.5% senior beacon bonds, or “Class A Bonds,” and 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds.” The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. The Class A Bonds and the Class B Bonds bear interest at 8.5% and 6.5% per year, respectively. The maximum offering amount of Bonds across both classes is $50 million (the “Maximum Offering Amount”); however, the sale of the Class B Bonds will be limited to a maximum of $30 million. The Class A Bonds and Class B Bonds will each be offered serially, over a maximum period of two years. As of the filing of this annual report, we had sold 9,946 Class A Bonds and 5,539 Class B Bonds for an aggregate of $15.5 million in proceeds.

We do not have any employees. We rely on the employees of LHLS for the day-to-day operations of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

General

As of September, 2021, the Company has limited operating history; however, Lighthouse Life Solutions, LLC, one of the two entities whose combined operations are considered our predecessor, was formed and began operations on February 9, 2018. On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the SEC related to the offering of a maximum of $50 million in aggregate, of its Class A Bonds and its Class B Bonds. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. As of September 30, 2021, the Company had raised $11.2 million in gross proceeds from the sale of the Class A Bonds and Class B Bonds. Proceeds from the offering will be applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this annual report. We will continue to experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend the net offering proceeds in connection with operation of our company.

The Company, including Lighthouse Life Solutions, Lighthouse Life Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remains active until June 1, 2023 (subject to an extension for an additional five-year term) and includes certain stepdowns in the annual number of policies that Lighthouse Life Solutions, LLC is obligated to submit to the Merlion Trust for potential purchase once the Merlion Trust has reached a $250 million threshold in aggregate purchase price, inclusive of costs, on policies it purchases. Please refer to the Amended and Restated Letter Agreement included as Exhibit 6 governing the specific terms of the agreement with the Merlion Trust. We are not aware of any intention on the part of Merlion Trust to reduce their historical acquisitions of policies through our company. Until required for the operation of our company or other purposes, we will keep the net proceeds of the offering in short-term, low risk, highly liquid, interest-bearing investments.

For the year ended September 30, 2021 and September 30, 2020, we had sold $19.0 million and $18.3 million, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

3

With proceeds from the offering, the Company intends to grow its core business of originating and acquiring life insurance policies for the benefit of purchasers of those policies through expanded marketing and advertising of its services. The Company intends to use the net proceeds of this offering to accomplish the goal of growing its core business. We anticipate that if we are successful in raising the Maximum Offering Amount of the Bonds, the net proceeds will satisfy the cash requirements for our anticipated plan of operations for the next twelve months. If we raise less than the Maximum Offering Amount, we will adjust our plan of operations in conjunction with the estimated reduction in the deployment of net proceeds as described in our Offering Circular.

Depending on the timing and amount of proceeds received from the Bonds, the Company plans to continue and expand the Lighthouse Life Settlement Advisor Program, which will include the addition of employees in business development, marketing, sales and support to expand our outreach to financial professionals. The Settlement Advisor Program would add as many as six additional wholesale distribution teams during this period and would be supported by traditional and digital marketing to financial professionals and firms, and media communications.

The Company recently developed and launched its first mass media advertising, including television and radio advertising campaigns. Digital, mail and print advertising will be expanded to advertise directly to policyowners and to support the mass media advertising. Other forms of direct advertising directly to policyowners and media relations will also be expanded.

The Company plans to add administrative, operational, sales and technical personnel and services in support of the Company’s anticipated growth.

Operating Results

Fiscal Year Ended September 30, 2021 and Period Ended September 30, 2020

We operate on a fiscal year ending on September 30th. Set forth below is a discussion of our operating results for the year ended September 30, 2021 and for the period from inception (July 9, 2020) through September 30, 2020. Also set forth below are combined operating results of the Company and its predecessor for the year ended September 30, 2020. These combined operating results are calculated by combining the operating results of our predecessor for the period from October 1, 2019 to July 8, 2020 with the operating results from the Company for the period from inception (July 9, 2020) through September 30, 2020. These combined operating results are unaudited, however, we believe they are useful for comparative purposes.

Total revenue for the fiscal year ended September 30, 2021 was $1.3 million compared to $166,869 in the prior period (and $870,000 for the fiscal year ended September 30, 2020, on a combined basis), due to increased policy origination and policy origination fee income.

Total expenses for the fiscal year ended September 30, 2021 were $5.7 million compared to the prior period of $1.1 million (and $4.7 million for the fiscal year ended September 30, 2020, on a combined basis). The increase was primarily related to:

•	Higher professional fees (increase of $555,083 compared to the prior period, and increase of $203,883 compared to the fiscal year ended September 30, 2020, on a combined basis);

•	Higher payroll related costs (increase of $2.3 million compared to the prior period, and increase of $685,919 compared to the fiscal year ended September 30, 2020, on a combined basis); and

•	Higher customer acquisition costs (increase of $1.1 million compared to the prior period, and increase of $137,625 compared to the fiscal year ended September 30, 2020, on a combined basis).

Net Loss for the fiscal year ended September 30, 2021 was $4.8 million compared to the prior period of $964,786 and $3.8 million compared to the fiscal year ended September 30, 2020, on a combined basis.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline and the predictability will increase.

4

Liquidity and Capital Resources

Short-Term Liquidity

We had a net loss of $4.8 million and had negative cash flows from operations of $4.3 million for the fiscal year ended September 30, 2021. As a result, we are currently funding our operations from debt. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of the Bond offering.

As of September 30, 2021, the Company has raised $11.2 million in gross proceeds from the sale of the Class A Bonds and Class B Bonds. During the year ended September 30, 2021, the Company had net distributions of $1.4 million of proceeds from the sale of the Bonds to our sole member, LHLS. As of September 30, 2021, the Company has capitalized $1.7 million of costs related to the Beacon Bond offering. These costs are amortized over the life of the Bonds.

As of September 30, 2021 and September 30, 2020, our sole member, LHLS had $12.8 million and $12.6 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the fiscal year ended September 30, 2021, LHLS repaid $1.5 million, plus interest, on its debt as a result of the initial $11.2 million raised in the offering of the Bonds.

Our management is not aware of any material trends or uncertainties, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from our operations.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of Lighthouse Life Capital.

Name	Age	Position with our Company	Director/Officer Since
Michael D. Freedman	58	Chief Executive Officer*	May 31, 2018
Michael L. Coben	60	Chief Distribution and Business Development Officer*	May 31, 2018
Andrew M. Brecher	49	Chief Operating Officer*	May 31, 2018
Jennifer Felice Breen	49	Chief Financial Officer	January 4, 2021
Leslie Logsdon	58	Chief Investment Officer**	April 14, 2021

* Member of the board of directors.

** Our former Chief Investment Officer, James J. Dodaro resigned effective as of March 12, 2021.

Executive Officers and Directors

Set forth below is biographical information for LHLS executive officers and board of directors.

Michael D. Freedman is the Chief Executive Officer and a member of the board of directors. Michael has been a leader in the life settlement market for 17 years. He previously served as President of GWG Holdings, Inc. and its subsidiary life settlement provider GWG Life, LLC during which time the company became the second most active company in the industry. For 12 years prior, Michael led the life settlement market’s legal and regulatory development as head of Government Affairs at Coventry First. He was the driving force behind the passage of more than 60 state and federal laws that promote and regulate life settlements. Michael currently serves as Chairman of the Public Policy Council of the Life Insurance Settlement Association, and as the Executive Director of the Alliance for Senior Health Care Financing. Michael holds a Bachelor’s degree from the University of Albany and a Juris Doctorate degree from the University at Buffalo School of Law.

5

Michael L. Coben is the Chief Distribution and Business Development Officer and a member of the board of directors. Michael brings Lighthouse Life more than 30 years of expertise in building strategic alliances and managing successful teams. For 13 years he led national sales as SVP, National Distribution at Coventry. While there, he developed national alliances and increased distribution from all channels. In addition, he built and led a wholesale distribution platform that facilitated the purchase of more than 12,000 life insurance policies with a combined net death benefit of nearly $30 billion. Michael also served as the CEO of Coventry Securities LLC, a registered broker-dealer focused on variable life settlements. Earlier, he was a regional director for Jackson National Life’s Mid-Atlantic Region and a wholesaler at Manulife Financial. Michael is a respected national educator and speaker and is a member of the Philadelphia Estate Planning Counsel and the Society of Financial Service Professionals. He holds a BA from Dickinson College and a FINRA series 7 license.

Andrew M. Brecher is the Chief Operating Officer and a member of the board of directors. Andrew has managed and directed operations and technology platforms in the life settlement market for more than 20 years. He was previously the Chief Information Officer at Coventry. While there, he was responsible for the design and implementation of the market’s first life settlement pricing and tracking system, and several other mission-critical enterprise and business intelligence systems. He has extensive experience in all aspects of information technology, operations, infrastructure, and facilities management, on both domestic and international levels. Andrew is an expert in cyber security and disaster recovery and received a certification in Cyber Security Management from the Information Systems Audit and Control Association. He holds a BS from Syracuse University’s Whitman School of Management.

Jennifer Felice Breen is the Chief Financial Officer. Jennifer has over 20 years of expertise in financial services. Prior to joining the Company, Jennifer worked at Resource Real Estate in Philadelphia, PA, serving as Vice President and Chief Accounting Officer for the non-traded REIT’s. She began her career at KPMG, LLP, where she was a Senior Manager. She has also worked in accounting and finance roles at ACE INA Holdings, Inc., Iomega Corporation, Tekni-Plex, Inc. and AC Lordi. She holds a BS in Accounting from Rider University and an Executive MBA from the Erivan K. Haub School of Business at Saint Joseph’s University.

Leslie W. Logsdon is the Chief Investment Officer. Les has more than 30 years of expertise in finance, insurance, and investments. For 10 years, he worked with CMG Life Services as the Director of Operations where he led CMG’s effort to acquire life insurance policy assets and assisted in the placement of $2,000,000,000 investor capital. Mr. Logsdon developed several computer applications to analyze and project the performance of the life insurance policies acquired. Prior to CMG, Les served as a chief financial officer of several regional insurance brokerage firms. Mr. Logsdon is a licensed life and health insurance producer. Les attended Indiana University of Pennsylvania for his Bachelor’s degree in Applied Mathematics and Computer Science. He also holds an Executive MBA Degree from the University of Pittsburgh.

Director and Executive Compensation Name	Capacities in which compensations was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Michael D. Freedman	Chief Executive Officer	$300,000	$-	$300,000
Michael L. Coben	Chief Distribution and Business Development Officer	$300,000	$-	$300,000
Andrew M. Brecher	Chief Operating Officer	$300,000	$-	$300,000

6

Item 4. Security Ownership of Management and Certain Security Holders

Security Ownership of Certain Beneficial Owners (10% or more)*

	Name and Address of Beneficial	Amount and Nature of Beneficial Ownership	Percent of
Title of Class	Owner**	Acquirable	Class	Owned	Acquirable
Membership Interests	Michael D. Freedman	1,012	33.7%	100%	0.00%

Membership Interests	Michael L. Coben	844	28.1%	100%	0.00%

Membership Interests	Andrew M. Brecher	844	28.1%	100%	0.00%

* Security Ownership of Beneficial Owners of the Issuer is through each individual’s ownership in LHLS. LHLS is our sole member owning 100% of our Membership Interests. Each of Messrs. Freedman, Coben and Brecher own voting common stock in LHLS as provided in the table above, resulting in corresponding beneficial interests in us.

** Unless listed, address for each individual is 1100 E. Hector Street, Suite 415, Conshohocken, PA 19428

Item 5. Interest of Management and Others in Certain Transactions

We anticipate that distributions of cash will be made from us to LHLS in accordance with our operating agreement, in amounts as determined by LHLS, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of LHLS.

Item 6. Other Information

None.

7

Item 7. Financial Statements

Lighthouse Life Capital, LLC and subsidiaries

(a Delaware limited liability company)

Consolidated Financial Statements

September 30, 2021 and 2020

8

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of

Lighthouse Life Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lighthouse Life Capital, LLC and Subsidiaries (the “Company”) as of September 30, 2021, the related consolidated statements of operations, member’s deficit and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As discussed in Note 4 to the consolidated financial statements, a significant portion of the Company’s expenses are allocated from its parent, LHL Strategies, Inc. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

We identified the accounting for these expense allocations as a critical audit matter due to significance of the accounting estimate as it relates to the financial statements, the significant judgment required on the part of management and subjectivity when designing audit procedures.

Our principal audit procedures related to the Company's expense allocations included the following:

●	We evaluated management's significant accounting policies and estimation methods related to its expense allocations for reasonableness.

●	We compared total expenses and the allocation method and by general ledger account to prior reporting periods.

●	Interviewed management to assess the roles and responsibilities of each employee and selected a sample of employment agreements to validate employment and personnel costs.

●	We tested the mathematical accuracy of management’s calculations.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Philadelphia, PA

December 29, 2021

9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Lighthouse Life Capital, LLC

Opinion

We have audited the accompanying consolidated balance sheet of Lighthouse Life Capital, LLC as of September 30, 2020 and the consolidated statements of operations, member’s equity (deficit) and cash flows for the period July 9, 2020 (commencement of operations) through September 30, 2020 and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Life Capital, LLC as of September 30, 2020 and the results of its operations, changes in member’s equity and cash flows for the period July 9, 2020 through September 30, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lighthouse Life Capital, LLC’s management. Our responsibility is to express an opinion on Lighthouse Life Capital, LLC’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Lighthouse Life Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We have determined that there are no critical audit matters.

/s/ BBD, LLP

We have served as the auditor of Lighthouse Life Capital, LLC since 2020.

Philadelphia, Pennsylvania

April 29, 2021

10

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Balance Sheets

	September 30, 2021	September 30, 2020
Current assets:	ASSETS
Cash & Cash Equivalents	$3,559,444	$62,990
Accounts Receivable	8,975	9,000
Prepaid Expenses	310,930	66,263
Expense Reimbursements Receivable	500	3,365
Total current assets	3,879,849	141,618

Other assets:
Collateral Deposit	100,000	100,000
Restricted Cash – Bond Service Reserve	335,787	-
Total other assets	435,787	100,000

Total assets	$4,315,636	$241,618

	LIABILITIES
Current liabilities:
Accrued Expenses	$154,636	$134,737
Accrued Interest, Beacon Bonds	73,486	-
Accounts Payable	677,313	120,873
Total current liabilities	905,435	255,610

Long term liabilities:
Beacon Bonds, Net	9,686,108	-
Total liabilities	$10,591,543	$255,610

Commitments and contingencies (see note 3)

	MEMBER'S DEFICIT
Member’s deficit:	$(6,275,907)	$(13,992)
Total member's deficit	(6,275,907)	(13,992)

Total liabilities and member's deficit	$4,315,636	$241,618

See accompanying notes and independent auditors' reports

11

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Operations

	For the year ended September 30, 2021	For the period from inception (July 9, 2020) to September 30, 2020

REVENUES	$1,327,861	$166,869

OPERATING EXPENSES
Compensation	2,941,132	649,963
Professional Fees	702,013	146,930
Regulatory Expenses	31,763	4,140
Customer Acquisition Costs	1,306,972	172,900
IT Fees	284,459	87,924
Occupancy	116,284	27,297
Business Insurance	92,201	20,484
Travel & Entertainment	38,228	2,082
General & Administrative	156,729	21,527

Total operating expenses	5,669,781	1,133,247

Loss from operations	(4,341,920)	(966,378)

Other income (expense):
Interest income	5,117	1,592
Interest Expense	(509,332)	-
Other Income	3,703	-
Total other (expense) income	(500,512)	1,592

Net loss	$(4,842,432)	$(964,786)

See accompanying notes and independent auditors' reports

12

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Member's Deficit

	For the year ended September 30, 2021	For the period from inception (July 9, 2020) to September 30, 2020

Beginning balance, Member’s Deficit	$(13,992)	$-

(Distributions) Contributions, net	(1,419,483)	950,794

Net loss	(4,842,432)	(964,786)

Ending balance, Member’s Deficit	$(6,275,907)	$(13,992)

See accompanying notes and independent auditors' reports

13

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Cash Flows

	For the year ended September 30, 2021	For the period from inception (July 9, 2020) to September 30, 2020

Cash flows from operating activities:
Net loss	$(4,842,432)	$(964,786)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of bond issuance costs	136,535	-
Changes in operating assets and liabilities:
Accounts receivable	25	(9,000)
Deposits	-	(100,000)
Expense reimbursements receivable	2,865	(3,365)
Prepaid expenses	(244,667)	(66,263)
Accrued expenses	19,899	134,737
Accrued interest	73,486	-
Accounts payable	556,440	120,873
Net cash used in operating activities	(4,297,849)	(887,804)

Cash flows from financing activities:
Net proceeds from beacon bonds	9,549,573	-
Capital contributions	5,225,871	1,649,104
Capital distributions	(6,645,354)	(698,310)
Net cash provided by financing activities	8,130,090	950,794

Net increase in cash and cash equivalents and restricted cash	3,832,241	62,990
Cash and cash equivalents and restricted cash at the beginning of period	62,990	-
Cash and cash equivalents and restricted cash at the end of period	$3,895,231	$62,990

            The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and cash equivalents	$3,559,444	$62,990
Restricted cash – bond service reserve	335,787	-
Total Cash and cash equivalents and restricted cash	$3,895,231	$62,990

Cash paid during the period for interest	$299,261	$-

See accompanying notes and independent auditors' reports

14

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company. Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $4.8 million for the fiscal year ended September 30, 2021. The Company’s net loss was $964,786 for the period from inception (July 9, 2020) through September 30, 2020.

Our short- and long-term liquidity requirements primarily consist of operating expenses. We expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. The Company has available financing support to the extent necessary from the Merlion Park Trust for at least one year from the issuance date of the financial statements. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50 million in aggregate, of its Class A Bonds, and its Class B Bonds. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. As of September 30, 2021 and December 29, 2021, the Company has raised $11.2 million and $15.5 million, respectively, in gross proceeds from the sale of the Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the fiscal year ended September 30, 2021, the Company has net distributions of $1.4 million of proceeds from the sale of the Bonds to our sole member, LHL Strategies, Inc.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally including in the United States and has resulted in restrictions on travel and quarantines imposed. These restrictions have had a negative impact on the economy and business activity globally and may adversely impact our business. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.

15

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. LHLS financial statements are not included in the consolidated financial statments of LHL. As of September 30, 2021, LHLS has total cash of $704,355, total assets of $922,873 and total liabilities of $13.1 million, which excludes their investment in the Company. As of September 30, 2020, LHLS has total cash of $1.0 million, total assets of $1.2 million and total liabilities of $13.1 million, which excludes their investment in the Company.

Cash and Cash Equivalents

Cash and cash equivalents represent cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of September 30, 2021 is $73,486 of cash which is restricted for the payment of bond interest expense.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

16

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company earns revenue mostly through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been released from escrow.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is excluded from the scope of ASU 2014-09, Topic 606, as revenues are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest-Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balance sheet as a direct reduction of the associated debt balance.

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

17

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020

Advertising Costs

Advertising costs of $1.0 million for the fiscal year ended September 30, 2021, were expensed as incurred. Advertising costs of $109,400for the period from inception (July 9, 2020) to September 30, 2020, were expensed as incurred.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s common stock on the date of grant. Forfeitures are recognized as they occur.

Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Recently Issued Accounting Pronouncements

 In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”), which is effective for annual periods beginning in 2022 and interim periods in 2023. Early adoption is permitted. ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. The Company has elected to early adopt this standard, which does not require an allocation of income taxes to the Company. The Company adopted ASU 2019-12 during the fiscal year ended September 30, 2021.

18

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Note 4. Related Party Transactions

LHLS has historically been responsible for financing the Company's operations and indirectly paid for a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member consisted of the following:

	For the year ended September 30, 2021	For the period from inception (July 9, 2020) to September 30, 2020
Salary expense	$2,565,019	$580,809
Insurance and benefits	219,332	44,082
Payroll taxes	156,781	25,072
Total compensation expense	$2,941,132	$649,963

Note 5. Beacon Bonds and other Long-Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds” at a price of $1,000 per Bond. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. Gross Bond sales by Class as September 30, 2021 are as follows:

Class A 8.5% senior beacon bonds	$7,620,000
Class B 6.5% senior beacon bonds	3,602,000
Total senior beacon bonds	$11,222,000

The Bonds are offered serially over a maximum two-year period (subject to extension) starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series. Upon maturity, and subject to the terms and conditions described in the offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at the Company’s or Bondholders’ election.

19

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, the case of the Class B Bonds.

The Bonds were issued pursuant to an Indenture, dated February 3, 2021 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Bonds. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes one year following the termination of the offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed.  Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit.

The Bonds may be redeemed at the Company’s option at no penalty. If the Bonds are renewed for an additional term, the Company may redeem the Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest.

As of September 30, 2021 and December 29, 2021, the Company has raised $11.2 million and $15.5 million, respectively, in gross proceeds from the sale of the Bonds. During the fiscal year ended September 30, 2021, the Company has net distributions of $1.4 million of proceeds from the sale of the Bonds to our sole member, LHLS. As of September 30, 2021, the Company has capitalized $1.7 million of costs related to the Beacon Bond offering which are net with the bonds. These costs are amortized over the life of the bonds.

As of September 30, 2021 and 2020, our sole member, LHLS had $12.8 million and $12.6 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS' debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

Future contractual maturities of the Company as of September 30, 2021 are as follows:

2022	$-
2023	-
2024	3,602,000
2025	-
2026	7,620,000
Thereafter	-
$11,222,000

20

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the fiscal year ended September 30, 2021, LHLS repaid $1.5 million, plus interest, on its debt as a result of the initial $11.2 million raised in the offering of the Bonds.

Note 6. Concentrations

To date, the Company has received the majority of its revenue from one investor who also acts as a lender to LHLS, which in turn supports the operations of the Company. The investor has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remains active until June 1, 2023 (subject to an extension for an additional five-year term) and includes certain stepdowns in the annual number of policies that Lighthouse Life Solutions, LLC is obligated to submit to the investor for potential purchase once the investor has reached a $250 million threshold in aggregate purchase price, inclusive of costs, on policies it purchases.

The Company currently earns the majority of its revenue from one product/service.

Note 7. Subsequent Events

The Company has evaluated subsequent events through December 29, 2021, the date on which these financial statements were available for issuance. Adjustments or additional disclosures, if any, have been included in these financial statements.

21

Lighthouse Life Solutions, LLC

and Lighthouse Life Direct, LLC

Combined Accrual Basis Financial Statements

for the Period from October 1, 2019 to July 8, 2020

22

23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC

Opinion

We have audited the accompanying combined balance sheet of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC as of July 8, 2020, the related combined statements of operations, member’s equity and cash flows for the period October 1, 2019 through July 8, 2020 and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC as of July 8, 2020, and the results of their combined operations and cash flows for the period referred to above in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC’s management. Our responsibility is to express an opinion on Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC’s combined financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. We have determined that there are no critical audit matters.

BBD, LLP

We have served as the auditor of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC since 2020.

Philadelphia, Pennsylvania

January 27, 2022

24

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Combined Balance Sheet

A S S E T S

July 8, 2020

CURRENT ASSETS
Cash	$300,000
TOTAL CURRENT ASSETS	300,000

OTHER ASSETS
Collateral Deposit	100,000
TOTAL OTHER ASSETS	100,000

TOTAL ASSETS	$400,000

M E M B E R ' S E Q U I T Y

COMMITMENTS AND CONTINGENCIES (SEE NOTE 3)

TOTAL MEMBER'S EQUITY	400,000

TOTAL LIABILITIES AND MEMBER'S
EQUITY	$400,000

See Accompanying Notes to Combined Financial Statements.

25

Lighthouse Life Solutions, LLC

and Lighthouse Life Direct, LLC

Combined Statement of Operations

For the period from October 1, 2019 to July 8, 2020

REVENUES	$697,131

OPERATING EXPENSES
Compensation
Payroll & Stock Based Compensation	1,605,250
Professional Fees
Legal Fees - General Corporate	274,257
Consulting	18,313
Accounting Fees	58,630
Regulatory Expenses
Compliance and Taxes/Licenses	56,428
Customer Acquisition Costs
Advertising Expense	595,524
Marketing Expense	400,923
IT Fees
Software & Computer Related	233,022
Other IT Fees	6,036
Occupancy
Rent	74,811
Utilities	3,974
Business Insurance
Insurance	50,290
Insurance - Regulatory	8,136
Travel & Entertainment
Travel	34,943
Meals	10,929
General & Administrative
Office Expense	56,590
Subscription & Membership Dues	36,357
Underwriting Expense	2,592

TOTAL OPERATING EXPENSES	3,527,005

NET OPERATING LOSS	(2,829,874)

OTHER INCOME (EXPENSE)
Interest income	1,189

TOTAL OTHER INCOME (EXPENSE)	1,189

NET LOSS	$(2,828,685)

See Accompanying Notes to Combined Financial Statements.

26

Lighthouse Life Solutions, LLC

and Lighthouse Life Direct, LLC

Combined Statement of Member's Equity

For the period from October 1, 2019 to July 8, 2020
Member's Equity, Beginning balance	$400,000

Contributions, net	2,828,685

Net loss	(2,828,685)

Member's Equity, Ending balance	$400,000

See Accompanying Notes to Combined Financial Statements.

27

Lighthouse Life Solutions, LLC

and Lighthouse Life Direct, LLC

Combined Statement of Cash Flows

For the period from October 1, 2019 to July 8, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,828,685)
Adjustments to reconcile net loss to net cash used in operating activities
NET CASH USED IN OPERATING ACTIVITIES	(2,828,685)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Capital Contributions	2,828,685
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,828,685

NET CHANGE IN CASH	-

CASH, BEGINNING OF PERIOD	300,000

CASH, END OF PERIOD	$300,000

See Accompanying Notes to Combined Financial Statements.

28

LIGHTHOUSE LIFE SOLUTIONS, LLC

AND LIGHTHOUSE LIFE DIRECT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Our Company

Lighthouse Life Solutions, LLC (“LLS”) and Lighthouse Life Direct, LLC (“LLD”) ( the “Companies”) were formed in Delaware pursuant to a Certificate of Formation. LLS was formed on February 9, 2018 and LLD was formed on July 2, 2018, both as Limited Liability Companies (“LLC”) and were wholly-owned subsidiaries of LHL Strategies, Inc. (the “Member”) during the period of these combined financial statements.

LLS and LLD, together with their parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. The Companies originate potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

The Companies are led by its founders and a senior management team with over 100 years of combined experience in life settlements, life insurance, and financial services, with a focus on sourcing, originating and managing the purchase of life insurance policies.

On July 8, 2020 LHL Capital, LLC was formed in Delaware pursuant to a Certificate of Formation as an LLC. LHL Capital, LLC is wholly-owned by LHLS. LLS and LLD are wholly-owned subsidiaries of LHL Capital, LLC.

Liquidity

The Companies had a net loss of $2.8 million and had negative cash flows from operations of $2.8 million for the period from October 1, 2019 to July 8, 2020. The Member is responsible for financing the Companies’ operations.

Including anticipated revenues, capital raised through its planned debt offering and financing support to the extent necessary from LHLS and its lenders, the Companies will have sufficient liquidity for at least one year from the issuance date of the combined financial statements. Management has determined that the Companies’ availability under their existing financing and revenue sources, and the expected debt offering is expected to be adequate to meet their cash obligations for at least one year from the issuance date of these combined financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial position and results of operations of the Companies. These financial statements have been combined as the Companies were under common ownership and management. The preparation of the combined financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Companies’ financial position and results of operations, actual results could differ materially from those estimates. All adjustments necessary for a fair statement of the results for the interim periods have been made by management. All adjustments made were of a normal recurring nature. There were no material intercompany transactions or balances requiring eliminating adjustments.

29

LIGHTHOUSE LIFE SOLUTIONS, LLC

AND LIGHTHOUSE LIFE DIRECT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Companies’ earn revenue mostly through origination fees that are paid to the Companies by the third-party purchasers for which they originate life insurance policies. Origination fees from third-party purchasers are due to be paid to the Companies upon closing of each individual policy purchase policies and are calculated as a percentage of the surrender value of the policy. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been released from escrow. The Companies recognized revenue of $703,131 for the origination of 697,131 life insurance policies during the period from October 1, 2019 to July 8, 2020.

Stock Based Compensation

The Companies measure compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Companies estimate the fair value of restricted stock awards based on the fair value of the Companies’ common stock on the date of grant. Forfeitures are recognized as they occur.

Collateral Deposit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury's Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida.

Cash

The Companies maintain their cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Companies have not experienced any losses in such accounts.

Income Taxes

The Companies are disregarded entities for federal purposes and as such are not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Companies’ evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Companies’ financial statements. The Companies believes that their income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to their financial position.

The Companies policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $595,524 are expensed as incurred.

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LIGHTHOUSE LIFE SOLUTIONS, LLC

AND LIGHTHOUSE LIFE DIRECT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The combined financial statements incorporate this standard.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”), which is effective for annual periods beginning in 2022 and interim periods in 2023. Early adoption is permitted. ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. The Company adopted this standard.

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Companies may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Companies are party or of which LLS property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Companies’ opinion have, or are expected to have, a material adverse effect upon the Companies’ business, prospects, financial condition, or operations.

Note 4. Related Party Transactions

The Member is responsible for financing the Companies’ operations and directly pays for substantially all operating expenses. Management identifies the direct costs associated with the Companies’ operations and estimates the allocation of remaining costs based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Companies.

Payroll expense allocated to the Companies by the Member during the period consisted of the following:

For the period from October 1, 2019 to July 8, 2020
Salary expense	$1,406,789
Insurance and benefits	104,700
Payroll taxes	93,761
Total payroll expense	$1,605,250

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LIGHTHOUSE LIFE SOLUTIONS, LLC

AND LIGHTHOUSE LIFE DIRECT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 5. Concentrations

To date, the Companies have received the majority of their revenue from one third party investor who also acts as a lender to LHLS, which in turn supports the operations of the Companies. The Companies, however, have active origination agreements with other third-party purchasers of life settlement assets and plans to add additional buyers to their platform as origination volumes continue to grow.

The Companies currently earns all of their revenue from one product/service.

Note 6. Subsequent Events

The Companies have evaluated subsequent events through January 27, 2022 the date on which these combined financial statements were available for issuance. Adjustments or additional disclosures, if any, have been included in these combined financial statements.

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Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Indenture dated February 3, 2021 between Lighthouse Life Capital, LLC and UMB Bank, N.A.

(3)(b)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(4)	Subscription Agreement, incorporated by reference to the Company’s Offering Statement on Form 1-A filed on December 15, 2020

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

(9)	Letter of BBD, LLP addressed to the Securities and Exchange Commission, dated June 2, 2021; incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on June 2, 2021

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC,
a Delaware limited liability company

January 27, 2022	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer
(Principal Executive Officer)

January 27, 2022	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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